Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE THIRD

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COGENT BIOSCIENCES, INC.

Cogent Biosciences, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

(1)	The name of the Corporation is Cogent Biosciences, Inc.

(2)	The Third Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 3, 2018.

(3)

Pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment hereby further amends the provisions of the Third Amended and Restated Certificate of Incorporation of the Corporation as follows:

a.	The first paragraph of the Capital Stock Section of Article IV is hereby amended and restated to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000), of which (i) Three Hundred Million (300,000,000) shares shall be a class designated as Common Stock, par value $0.001 per share (the “Common Stock”), and (ii) ten million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

(4)

This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation has been duly executed by a duly authorized officer of this Corporation on this 5th day of June, 2024.

COGENT BIOSCIENCES, INC., a Delaware corporation

By:	/s/ Andrew Robbins
Name:	Andrew Robbins
Title:	President and Chief Executive Officer

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